UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board Approval of Founder Equity Compensation Plan

On January 9, 2025, the Company’s Compensation Committee and Board of Directors approved the following Founder Equity Compensation Plan (the “Plan”).

The Founder Equity Compensation Plan (the “Plan”) is devised so that the Company’s Founder and CEO, Roger James Hamilton (“RJH”) has the opportunity to earn and maintain a 20% shareholding in Genius Group Ltd, in addition to the shares he currently owns or earns and acquires in the future outside of this Equity Compensation Plan, based on achieving specific milestones on the path to a market capitalization for Genius Group of at least $1 Billion within ten years.

RJH’s shares in Genius Group have been diluted from an initial 40% to less than 12% due to a various factors including selling a significant portion of his shares and diluting his ownership to finance the company’s operations. The Board of Directors believes that aligning RJH’s recovery of his shareholding with the long-term interests of the shareholders through this compensation plan is in the best interest of Genius Group Ltd. The Compensation committee believes that aligning the milestones with the Company’s Bitcoin-first strategy and Bitcoin Treasury targets ensures a full alignment between the Company’s target to achieve a $1 Billion market capitalization and its strategy to build its net asset value.

All issuances of shares under this Plan are subject to compliance with NYSE rules and regulations. The Board and Compensation Committee has shareholder approval to set Director & Officer compensation and issue shares under Singapore law.

Details of the Equity Compensation Plan

Grants. Over the period of 10 years, starting from January 9, 2025 and ending on December 31, 2035, 10 tranches of Restricted Share are to be awarded to RJH based on the terms of this plan.

Vesting of Grants. The Restricted Shares to be issued for each of the 10 tranches will be awarded in the month after each of the market capitalization goals in the table below are achieved, based on the average market capitalization over a 20 day trading period, together with achieving an additional one operational goal from any row of Column D (Net Asset Value) or Column E (Revenue) or Column F (Adjusted EBITDA) goals in the table below. The number of shares to be issued for each tranche will be calculated as a percentage of the issued and outstanding shares on the date of issue and will be treated as additional compensation.

Tranche	Percentage of shares granted as a % of issued and outstanding	Market Capitalization*	Share Price**	COLUMN D NAV	COLUMN E Revenue	COLUMN F Adjusted EBITDA
1	5%	$100 million	$1.52	$100 million	$25 million	$1 million
2	3%	$200 million	$3.04	$200 million	$50 million	$2 million
3	2%	$300 million	$4.56	$300 million	$75 million	$4 million
4	2%	$400 million	$6.08	$400 million	$100 million	$6 million
5	2%	$500 million	$7.60	$500 million	$150 million	$8 million
6	2%	$600 million	$9.12	$600 million	$200 million	$10 million
7	1%	$700 million	$10.84	$700 million	$250 million	$12 million
8	1%	$800 million	$12.16	$800 million	$300 million	$15 million
9	1%	$900 million	$13.68	$900 million	$400 million	$20 million
10	1%	$1 billion	$15.20	$1 billion	$500 million	$25 million

*All amounts in $US

**Share prices are for example only, based on market capitalization divided by current shares issued, prior to any additional acquisition or funding activity.

Eligibility: This compensation plan remains in effect for as long as RJH is employed by Genius Group and a member of its board of directors, or unless the plan is terminated early as a result of a Change in Control as defined in the Plan.

Termination of Employment: If RJH voluntarily resigns from Genius Group or a successor company as both CEO and Board Director or is terminated for Cause as defined in the Plan or dies, all shares from unearned tranches are forfeited.

Change in Control: In the event of a Change in Control all remaining, unpaid Tranches will be automatically granted and awarded. The Plan will then terminate.

Significant Issuance Events: In the event of a Significant Issuance Event, RJH will be immediately awarded additional shares to maintain the same percentage ownership of Genius Group that his share ownership represented prior to the Significant Issuance Event.

Plan Interpretation, Modification and Administration. The Board of Directors of Genius Group or designees have the full discretion to implement and administer the provisions of the Plan. Once passed, any changes to this plan requires the consent of RJH.

Exhibits

99.1	Press Release dated January 10, 2025
104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 10, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)